FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

Suite 301 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

EXHIBIT LIST

99.1    Consolidated Financial Statements for the Second Quarter ending June 30, 2015
99.2    Management's Discussion & Analysis for the Second Quarter ending June 30, 2015

99.3    Form 52-109F1 Certification of Second Quarter Filings - Chief Executive Officer
99.4    Form 52-109F1 Certification of Second Quarter Filings - Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  August 13, 2015
/s/ Catalin Chiloflischi
Catalin Chiloflischi
Chief Executive Officer